Exhibit 99.1

YS Biopharma Announces Board Changes and Strategic Leadership Appointments in Chinese Subsidiaries

GAITHERSBURG, Md., Mar. 5, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced changes to its board of directors (the “Board”) and key strategic appointments within its wholly-owned subsidiaries in China.

Each of Mr. Bo Tan and Mr. Shaojing Tong has resigned as a director of the Company for personal reasons, effective from February 29, 2024. Their resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies, or practice. Following such resignation, the Board currently consists of ten directors, including: (1) Dr. Ajit Shetty (Chairperson of the Board and the Nominating and Corporate Governance Committee), (2) Dr. Hui Shao (David), (3) Ms. Chunyuan Wu (Brenda), (4) Dr. Viren Mehta (Chairperson of Compensation Committee), (5) Ms. Rachel Yu (Chairperson of Audit Committee), (6) Dr. Jin Wang, (7) Mr. Haitao Zhao, (8) Mr. Henry Chen, (9) Mr. Pierson Yue Pan, and (10) Mr. Yuntao Cui.

Furthermore, YishengBio (Hong Kong) Holdings Limited (“YishengBio Hong Kong”), a wholly-owned subsidiary of the Company, has designated Ms. Chunyuan (Brenda) Wu, the Company’s CFO and a Board director, as the new legal representative and executive director of Beijing Yisheng Biotechnology Co., Ltd., one of YishengBio Hong Kong’s wholly-owned subsidiaries in China, for a term of 3 years, effective from March 2, 2024. Additionally, YishengBio Hong Kong has appointed Mr. Gang Li, the Company’s Head of Marketing and Sales, as the new legal representative and chairman of the board of directors of Liaoning Beijing Yisheng Biopharmaceutical Co., Ltd., another wholly-owned subsidiary in China, for a term of 3 years, effective from March 2, 2024.

Following such new appointments, the senior officers of YS Biopharma includes (1) Dr. Hui Shao (David, President & CEO, Director), (2) Ms. Chunyuan Wu (Brenda, CFO), (3) Dr. Zenaida Mojares (Chief Medical Officer), (4) Mr. Gang Li (Head of Marketing and Sales), and (5) Dr. Yuan Liu (Head of Vaccine Research).

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com